July 11, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attn:	Russell Mancuso
Adélaja K. Heyliger

Re:	Wintegra, Inc.
Registration Statement on Form S-l filed February 17, 2006
File No. 333-131937

Ladies and Gentlemen:

On behalf of Wintegra, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-131937), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 17, 2006, and most recently amended on June 26, 2006 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Securities and Exchange Commission
July 11, 2006

We would appreciate if you would please provide Allison Spinner of Wilson Sonsini Goodrich & Rosati a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811.

Should you have any questions regarding this matter, please contact Allison Spinner at (650) 565-3765. Thank you for your assistance.

Very truly yours,

/s/ Jacob (Kobi) Ben-Zvi

Jacob (Kobi) Ben-Zvi
President and Chief Executive Officer